Exhibit 99.1

Borr Drilling Limited – Invitation to conference call

Borr Drilling Limited (NYSE and OSE: BORR) plans to host a conference call and webcast on Friday August 12, 2022 at 15:00 CET (9:00 AM New York Time) to provide further details on its transformational capital structure realignment enabled by a $250 million equity offering and secured debt maturity deferrals.

Participants are encouraged to dial in 10 minutes before the start of the call.  A presentation will be available from the Investor Relations section on www.borrdrilling.com.

In order to listen to the presentation, you may do one of the following:

a)	Webcast
To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=876bcf88&confId=40374
You will receive your access details via email.

b)	Conference Call

Dial in details, Participants:

Conference ID: 724488
United Kingdom	020 3936 2999
United States	1 646 664 1960
All other locations	+44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Replay Stream:
When the call is complete, participants can stream the replay of the call by clicking this link: https://www.netroadshow.com/events/login?show=876bcf88&confId=40374. Participants who have already registered for the call will be navigated directly to the streaming replay player. All other participants will be required to register prior to accessing the replay.

Replay Expiration Date: 11 September 2022